China Technology Announces 2008 AGM Results

HONG KONG, December 12, 2008 — China Technology Development Group Corporation (Nasdaq: CTDC) (“CTDC” or “the Company”) today announced that on December 12, 2008, Hong Kong time, the shareholders of the Company (the “Shareholders”) convened its 2008 Annual General Meeting (the “AGM”) of Shareholders at the Company’s headquarters in Hong Kong. The Shareholders ratified and approved, by way of shareholders’ resolutions, each of the following two proposals as set out in the Proxy Statement dispatched on or about October 30, 2008:

1. Election of four (4) directors in accordance with Regulation 83A and 83B of our Articles of Association;

2. Approval of the Company’s 2008 Stock Option Plan.

A full version of the notice of the AGM and the Proxy Statement was filed in Form 6-K with SEC on October 20, 2008.

About CTDC:
CTDC is a provider of solar energy products and solutions in China focusing on a-Si thin-film technology. CTDC’s ultimate principal shareholder is China Merchants Group (http://www.cmhk.com), one of the biggest state-owned conglomerates in China.

For more information, please visit our website at http://www.chinactdc.com.

Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.